UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

14889B102
(CUSIP Number)

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Copies to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 1 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons, Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, and certain funds and entities managed or controlled by Oaktree Capital Management, L.P. (collectively referred to as the “Parties”) are currently engaged in discussions with a third party concerning a potential material strategic transaction involving the Company which could have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, there can be no assurance that such discussions will result in the consummation of any such transaction.  In the future, the Reporting Persons may engage in discussions with the Company’s board of directors, the Company’s management, other shareholders of the Company, other debt holders of the Company, advisors, knowledgeable industry or market observers, potential acquirors of the Company and other persons regarding strategic or financing transactions involving the Company and/or the Company’s business, financial performance, operations, governance, management capitalization, financial condition, prospects, strategy or future plans. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons intend to continuously review their investment in the Company, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Company, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them, (iii) engage in hedging or similar transactions involving securities relating to the Company (or its affiliates or subsidiaries) or the Common Shares, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its business generally; other business opportunities available to the Reporting Persons; concentration of positions in the portfolios managed by the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and the Company, respectively; and money and stock market conditions, including the market price of the securities of the Company (or its affiliates or subsidiaries); and the Reporting Persons’ contractual obligations with respect to the Common Shares.

Item 5. Interest in Securities of the Issuer

(a) The information set forth in the cover pages of this Schedule 13D and Items 7, 8, 9, 10, and 11 is incorporated herein by reference.

(b) By virtue of the relationships among the Reporting Persons described in Item 2 above, each of the Reporting Persons may be deemed to have the shared power to direct the vote and the disposition of the Common Shares that may be deemed to be beneficially owned by each of them. In addition, due to the nature of the discussions described in Item 4 of this statement, the Parties may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. Each of the Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

In connection with the discussions described in Item 4 above, the Parties, which hold notes issued under the Indenture (as defined below) intend to cause to be rendered effective a waiver under that certain Indenture, dated as of September 13, 2012 (the “Base Indenture”), by and among the Company, the Guarantors (as defined therein), Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of September 13, 2012 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of March 20, 2014 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture, dated as of January 7, 2015 (the “Fourth Supplemental Indenture,” and the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, collectively, as the same may be further amended, supplemented or otherwise modified from time to time, the “Indenture”)), pursuant to which the Parties intend to waive the Company’s obligation, under Section 10.13 of the First Supplemental Indenture, to make a “Change of Control Offer” (as defined in the Indenture) under certain circumstances.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

May 13, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

May 13, 2016
(Date)

/s/ Jason Mudrick
(Signature)